FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE SIGNING OF FOUR CONTRACTS FOR Ps. 1,029 MILLION
FOR THE CONSTRUCTION OF A TOURIST COMPLEX IN CHAMPOTON, CAMPECHE

Mexico City, October 23, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the signing of four contracts with Proyecto Esmeralda Resort, S.A. de C.V., a subsidiary of the Spanish company Grupo Mall, for the construction of the first stage of the Campeche Playa, Golf, Marina & Spa Resort project located 12 km southwest of Champotón, Campeche. The four contracts total Ps. 1,029 million.

The fixed price, fixed term contracts are expected to be executed over periods of 9 to 11.5 months. The project includes the construction of 17 buildings in four different architectural styles, with a total of 518 housing units; recreation areas with swimming pools and gardens; a marina and docks; as well as electrical, urbanization, and road works.

Jorge Aguirre, ICA’s Vice President for Civil Construction, said: “This is the second project that we are carrying out for Grupo Mall. This project will contribute significantly to the development of the tourist industry in Champotón, Campeche and in Mexico, and we are very pleased to participate.”

This press release report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Grupo Mall is a solid Spanish company which stands out for its capacity to undertake singular real-estate developments. This has allowed Mall Group to define its position as a reference company in this sector. Here, it has acquired its own place thanks to the unique projects located in preferential areas and which features such as design, excellence, sustainability and distinguishing elements are the keynote. www.mall.es

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer